UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

1.	Other Information
On October 22, 2010, Qiao Xing Universal Resources, Inc. (the “Company” or “XING”), filed a Schedule 13E-3 transaction statement with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed offer to acquire all the outstanding shares of Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM, or “QXM”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law. The Proposed Offer was first announced on September 8, 2010. XING currently owns approximately 61% of QXM’s outstanding ordinary shares. A copy of the Schedule 13E-3 and related filings can be found on the SEC’s website at www.sec.gov.
The transactions contemplated by the Proposed Offer constitute a “going-private” transaction under applicable SEC rules and regulations. Accordingly, the Schedule 13E-3 and the exhibits and appendices thereto, are required to be filed with the SEC in compliance with the requirements of Rule 13e-3 of the Securities Exchange Act of 1934. The Schedule 13E-3 is in preliminary form and is subject to completion or amendment. XING’s offer to purchase all outstanding shares of QXM that it does not currently own will not commence until XING has amended the Schedule 13E-3 to complete all outstanding information and until an order sanctioning the Scheme of Arrangement has been issued by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands, Commercial Division.
The Company issued a press release on October 25, 2010 describing the filing of the Schedule 13E-3. A copy of the press release is attached hereto as Exhibits 99.1, and is incorporated herein by reference.

2.	Exhibits
(a) Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.
EXHIBIT INDEX

Exhibit
Number	Exhibit Title
99.1	Press Release, dated October 25, 2010

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 25, 2010	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman